As filed with the Securities and Exchange Commission on October 5, 2012	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SANDVIK AB
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Richard M. Askin
President and Chief Financial Officer
Sandvik, Inc.
1702 Nevins Road
P.O. Box 428
Fair Lawn, New Jersey  07410-0428
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Howard A. Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (212) 309 6843	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one Non-Restricted B Share of Sandvik AB	100,000,000 American Depositary Shares	$5.00	$5,000,000	$682.00

*Each unit represents 100 American Depositary Shares.
**Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal office		Face of Receipt – Introductory paragraph.

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - Top center and introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt – Upper right corner, introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 2 and 3.

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph 1.

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraph 3.

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs 1 and 2.

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs 1 and 4.

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs 9 and 10. (no provision for extension).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt – Paragraph 5.

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 3, and 4.

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt – Paragraphs 7 and 8.

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt – Paragraph 6.

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph 9.

Sandvik AB (the “Company”) publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website.  As of the date hereof the Company’s internet website is www.sandvik.com.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 2.  EXHIBITS

(a)           (i)        Form of American Depositary Receipt (“ADR”) ___ Filed herewith as Exhibit (a)(i).

(ii)      Amendment No.1 to Deposit Agreement, dated as of September 18, 2006, by and among Sandvik AB (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders from time to time of ADRs issued thereunder.  ___ Filed herewith as Exhibit (a)(ii).

(iii)      Deposit Agreement, dated as of November 7, 1986, by and among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder.  ___ Previously filed.*

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)          Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ Filed herewith as Exhibit (d).

(e)          Certificate under Rule 466.  ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

* Previously filed and incorporated by reference to Registration Statement on Form F-6 (Registration Number 333-135992)

Item 3. UNDERTAKINGS

   (a)        The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

   (b)         If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of November 7, 1986, as amended by Amendment No. 1 to Deposit Agreement, dated as of September 18, 2006, by and among Sandvik AB, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of October, 2012.

Legal entity created by the Deposit Agreement, as amended by Amendment No. 1 to Deposit Agreement, for the issuance of American Depositary Receipts evidencing American Depositary Shares representing one Non-Restricted B Share of Sandvik AB.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sandvik AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stockholm, Sweden, on September 14, 2012.

SANDVIK AB (PUBL)

By:	/s/ Olof Faxander
Name: Olof Faxander
Title: President, Chief Executive Officer and Director of the Board

By:	/s/ Bo Severin
Name: Bo Severin
Title: Executive Vice President and General Counsel

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Emil Nilsson, Executive Vice President and Chief Financial Officer (Chief Accounting Officer) to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 14, 2012.

Signature	Title

/s/ Olof Faxander	President, Chief Executive Officer and Director of the Board (Principal Executive Officer)
Olof Faxander

/s/ Emil Nilsson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Emil Nilsson

Signature	Title

/s/Anders Nyrén
Anders Nyrén	Chairman of the Board

Jürgen M Geissinger	Director

/s/ Johan Karlström
Johan Karlström	Director

Fredrik Lundberg	Director

/s/ Hanne de Mora
Hanne de Mora	Director

/s/ Lars Westerberg
Lars Westerberg	Director

/s/ Simon Thompson
Simon Thompson	Director

/s/ Jan Kjellgren
Jan Kjellgren	Director

/s/ Tomas Kärnström
Tomas Kärnström	Director

Sandvik, Inc

/s/ Richard M. Askin
Richard M. Askin	Authorized Representative in the U.S.
President and Chief Financial Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Receipt

(a)(ii)	Amendment No. 1 to Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certificate